July 22, 2005

05010145

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

RECEIVED
AUG 0 1 2005

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For release July 22, 2005

Contact: USVO, Inc.
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

GRANTING OF STOCK OPTIONS

(Vancouver, BC – July 22, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), announces that it has granted stock options to certain directors, officers, employees and consultants of the company for the purchase of a total 1,675,000 common shares in the capital stock of the company. The options are exercisable at a price of $0.10 US ($0.125 Cdn.) per share on or before July 22, 2007. The options have been granted pursuant to the company's 2001 Stock Option Plan, which was approved by the shareholders of the company at the annual meeting held on June 28, 2001.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

PROCESSING
RECEIVED
AUG 0 3 2005

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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